Exhibit 4.9

CONVERSION AGREEMENT

This Agreement executed on March 28, 2006 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Mark Rumph (the “Consultant”), with an address at 8 Silkberry, Irvine, CA 92614

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered his IT (information technology) services to the Company continuously from January 1, 2006 and has rendered 3 (three) invoices (235, 236 and 237) to the Company with a balance due of $4,200 (four thousand two hundred dollars). The Parties hereby agree to convert $4,200 (four thousand two hundred dollars), the full amount of this obligation of the Company into 2,800 (two thousand eight hundred) fully-paid and non-assessable free trading shares, at the conversion rate of $1.50 per share, upon the execution of this Agreement.

Furthermore, the Parties agree to convert $1,800 (one thousand eight hundred) of Consultant’s fees for his future services to the Company (April-May 2006) into 1,200 (one thousand two hundred) fully-paid and non-assessable free trading shares, at the conversion rate of $1.50 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (Mark Rumph)

/s/ Chaslav Radovich	/s/ Mark Rumph
Chaslav Radovich President/CEO	Mark Rumph